UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

WELLS FARGO MULTI-STRATEGY 100 TEI FUND A, LLC
(Name of Subject Company (Issuer))

WELLS FARGO MULTI-STRATEGY 100 TEI FUND A, LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Roman
c/o Wells Fargo Alternative Asset Management, LLC
200 Berkeley Street, 18th Floor, MAC J9201-211
Boston, MA 02116
(617) 210-3234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3231

October 17, 2011

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 2, 2011 by Wells Fargo Multi-Strategy 100 TEI Fund A, LLC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to $168,650.98 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 2, 2011.

This final amendment to the Statement is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on August 29, 2011.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was September 30, 2011.

3.	No Interests were tendered prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

       WELLS FARGO MULTI-STRATEGY 100 TEI FUND A, LLC

       By:        /s/ Michael Roman
       Name:  Michael Roman
       Title:    Treasurer

October 17, 2011

2